Valley National Gases, Inc.                             CORPORATE OFFICES
                                                        67-43RD STREET
                                                        WHEELING, WV 26003
                                                        TEL. (304) 232-1542
                                                        FAX (304) 233-2812


February 11, 2005


Mr. Jeffrey Gordon
Staff Accountant
Mr. Rufus Decker
Accounting Branch Chief

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-0510

Dear Mr. Gordon and Mr. Decker,

Below, please find the responses of Valley National Gases to the comments made in your letter of January 14, 2005. Your comments relate to Valley's Form 10-K for the year ended June 30, 2004, and Form 10-Q for the quarter ended September 30 2004. We have tried to be as detailed as necessary to appropriately respond to your comment or request for additional information and have presented how revisions will be included in future filings.

We have prepared our responses in the same order as your comments and have maintained the same numbering system and included your original comment to facilitate communication.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

         Valley response: Agreed. We have tried to be as comprehensive as possible in presenting our responses and how they will look in future filings.

Item 7 - Management's Discussion and Analysis

Comparison of Years Ended June 30, 2004 and 2003, page 14

2. Please disclose how you determine the stores included in same store sales amounts, including when new stores are included and how closed stores are treated.

         The Company includes in same store sales those stores that have been operated by the Company for the full two-year comparison period. The value of sales increase related to acquisitions is determined by the specific sales of each acquired location. New stores would be considered in same store sales once Valley has operated them for the entire comparison periods.

         Adjustments for closed stores are rare and would be calculated on a case specific basis since store closings are virtually all related to area consolidation and are executed with the goal of maintaining sales volume, but serving that customer base from alternate locations. Valley has not sold an operating store since going public in 1997.

         The Company will include the following statement in Management's Discussion and Analysis.

         Same store sales are those stores that have been operated by the Company for the full two-year comparison period. The value of sales increase related to acquisitions is determined by the specific sales of each acquired location. New stores would be considered in same store sales once Valley has operated them for the entire comparison period. There was no adjustment for closed stores as none were closed during the period covered.

3. Please revise your table of contractual obligations to include the following:

         o Payments you are obligated to make under your interest rate swap agreement

         o        Estimated interest payments on your debt

         Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please disclose any assumptions you made to derive these amounts.

         Disclosures regarding interest payments, for both estimated and interest rate swap payments, on the Company's debt are included in the liquidity discussion in Management's Discussion and Analysis, Items 7A, Quantitative and Qualitative Disclosures About Market Risk, summary of significant accounting policies footnote (#3), and the long-term debt footnote (#6). The Company believes that sufficient information is provided throughout the filing for the reader to understand the Company's obligations for interest payments and effect of the interest rate swap.

4. Please disclose whether or not you have included the $1.9 million commitment for the purchase of distribution vehicles in your table of contractual obligations.

         The Company did not include the commitment to purchase distribution vehicles in the schedule of contractual obligations. This commitment will be included in the table in any future filings. The disclosure will read as follows:

         Purchase obligations represent the total value of open purchase orders as of the period ending date.



Item 15 - Financial Statement Schedules, page 26

5. Please disclose the beginning and ending balances, as well as charges to and deductions from your valuation accounts. See Rules 5-04 and 12-09 of Regulation S-X.


         The Company has disclosed valuation accounts throughout the filing, including the accounts receivable allowance on doubtful accounts on the face of the balance sheet and as a separate line item on the statement of cash flows. The Company does not have material valuation accounts. The Company does not have a valuation allowance against deferred tax assets and inventory reserves were not material and approximated $200,000, $268,000 and $400,000 in 2004, 2003 and 2002, respectively.
         The Company believes that sufficient information is provided throughout the filing for the reader to understand the Company's charges and deductions for valuation accounts and that the valuation account for the allowance for doubtful accounts is not material to the financial statements as a whole. See the roll-forward below:

                                                                  2003            2004
                                                              -----------       ---------
         Beginning of the year (per face of balance sheet)    $   684,898       $ 814,846
         Charges (per cash flow)                              $ 1,364,672       $ 640,554
         Deductions (per cash flow)                           $(1,234,724)      $(708,091)
                                                              -----------       ---------
         End of the year                                      $   818,846       $ 747,309

         After review of the cash flow for the year ended June 30, 2004, the Company noted that the provision for allowance on doubtful accounts line item reported as $708,091 should have been $640,554 and the disposition of doubtful accounts line item reported as $640,554 should have been $708,091. The line items were switched. This had no material impact on the total net cash provided by operating activities.

Financial Statements

Consolidated Statements of Operations, page F-4

6. Please help us to understand why you did not classify the gain (loss) on disposal of assets as operating income. See paragraph 45 of SFAS 144.

         We classified the gain on disposal of assets as other income because we believe the value of $225,716 is de minimus when compared to operating income of over $18,192,702. The gain amount represents less than 1.25% of operating income. In addition, the Company disclosed the gain as a separate item on the face of the income statement.




Consolidated Statements of Changes in Stockholders' Equity, page F-5

7. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

         In future filings these values will be disclosed on the face of the statement. Each line item description will be expanded to state "net of tax expense or benefit of "$". We have enclosed an example of a revised Consolidated Statement of Changes in Stockholders' Equity for the years ended June 30, 2002, 2003 and 2004 with the additional disclosure for your review.



Note 3 - Summary of Significant Accounting Policies

General

8. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the operating and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose:

         o in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

         o in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating and administrative expenses.

         Cost of Products Sold principally consists of direct material costs and freight-in for bulk gas purchases and welding equipment and supplies.

         The majority of the costs associated with the distribution of the Company's products, which include direct labor and overhead associated with receiving, filling, warehousing and delivery by Company vehicles, is reflected in operating and administrative expenses.

         Distribution costs totaled $20,581,000, $21,449,000, and $20,176,000 for the fiscal years ended June 30, 2004, 2003, and 2002, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility related expenses to each operational function. Accordingly, there is no facility related expense in the distribution costs above.

         Depreciation expense associated with the Company's delivery fleet of $1,179,000, $1,072,000 and $1,159,000 was recognized in the
         Depreciation line item after operating income for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

         The Company considered SAB Topic 11-B in drafting a response to this question, and concluded that in future filings the Company will move to a one-step income statement format so that it is clear the reader where certain costs are classified. See attachment for an example of the new income statement format.

         The Company will revise the disclosures as follows:

         Note 3
         Cost of Products Sold
         Cost of products sold principally consists of direct material costs and freight-in for bulk gas purchases and hardgoods (welding supplied and equipment, safety products and industrial tools and supplies).

         Operating, Distribution and Administrative Expenses
         Operating, distribution and administrative expenses consist of labor and overhead associated with the purchasing, marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as legal, treasury, accounting and tax, and facility-related expenses.

         Depreciation
         The Company recognizes depreciation expense on all its property, plant and equipment in the consolidated statement of earnings line item "Depreciation".

         Shipping and Handling Fees and Distribution Costs
         The Company recognizes delivery and freight charges to customers as elements of net sales. Costs of third-party freight are recognized as cost of products sold. The majority of the costs associated with the distribution of the Company's products, which include direct labor and overhead associated with filling, warehousing and delivery by Company vehicles, is reflected in operating, distribution and administrative expenses and amounted to $20,581,000, $21,449,000 and $20,176,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively. The Company conducts multiple operations out of the same facilities and does not allocate facility-related expenses to each operational function. Accordingly, there is no facility-related expense in the distribution costs disclosed above. Depreciation expense associated with the Company's delivery fleet amounted to $1,179,000, $1,072,000 and $1,159,000 for the fiscal years ended June 30, 2004, 2003 and 2002, respectively.

         MD&A
         Gross profits do not reflect depreciation expense and distribution costs. As disclosed in Note 3 to the Consolidated Financial Statements, the Company reflects distribution costs as elements of Operating, Distribution and Administrative Expenses and recognizes depreciation on all its property, plant and equipment on the income statement line item "Depreciation". Some companies may report certain or all of these costs as elements of their Costs of Products Sold; therefore, gross profits discussed below may not be comparable to those of other entities.


Inventory, page F-8

9. Please disclose the method by which amounts are removed from inventory. See Rule 5-02(6)(b) of Regulation S-X.

         Amounts are removed from inventory on a FIFO basis. Future filings will include a statement to this effect within the summary of significant accounting policies footnote (#3).

Shipping and Handling Fees and Costs, page F-11


10. Please disclose the amounts of (a) third-party freight and (b) costs of deliveries by your vehicles and personnel that are included in each line item outside of cost of products sold. See paragraph 6 of EITF 00-10.

         Third party freight costs relating to the delivery of products to customers totaled $716,000, $727,000 and $606,000 in fiscal years 2004, 2003 and 2002 respectively and were classified as operating and administrative expenses. Future filings will include this disclosure in the summary of significant accounting policies footnote (#3). See response to comment #8 for related changes in the income statement format.

         The Company has classified cost of deliveries by their employees and vehicles as operating and administrative expense which amounted to $14,916,000, $14,176,000 and $13,228,000 in 2004, 2003 and 2002,
         respectively. Future filings will include this disclosure as well. See response to comment #8 for related changes in the income statement format.



Note 9 - Lease Obligations, page F-17

11. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

         The Company had approximately 22 leases at the end of 2003 and 16 leases at the end of 2004 (due to the consolidation of related party lease arrangements and related elimination of rental expense in accordance with the adoption of FIN 46R) that contain escalation clauses based upon the consumer price index. The Company accounted for the leases for the year ended June 30, 2004 and 2003 based upon minimum lease payment without consideration of the contingent rent.

         The Company noted that the current period impact of including the contingent rent on a straight-line basis in accordance with SFAS No. 29 had no impact on reported basic or diluted earnings per share for any individual quarter (including the three months ended September 30, 2004 and the six month ended December 31, 2004) or for the fiscal years ended June 30, 2002, 2003 or 2004 nor is it material to the Company's income before taxes or net income for those periods. In addition, the Company considered the cumulative effect as it relates to the balance sheet, noting that the amounts were not material to the Company's balance sheet for any individual quarter (including the three months ended September 30, 2004 and the six month ended December 31,
         2004) or for the fiscal years ended June 30, 2002, 2003 or 2004.

         The Company will add the following disclosure in future filings:
         Certain leases agreements contain rent escalation clauses that are not significant. In 2004 and 2003, contingent rentals have not been significant. Leasehold improvements are depreciated over the life of the lease or the useful life of the asset, whichever is shorter, which is consistent with the lease term used to recognize rent expense.



Note 13 - Commitments and Contingencies, page F-22

12. You entered into a put/call option agreement with an independent distributor for the purchase of its business. Please disclose how you are accounting for this agreement, the value it is currently recorded at in your balance sheet and the line item it is included in.

         Valley entered into a put/call option agreement in May 1998 with an independent distributor which is in a business similar to Valley for the purchase of its business. The put option became exercisable in May 2002 and ends in May 2005. The call option becomes exercisable upon expiration of the put option and ends in May 2008.

         The Company considered whether the put or call constitute a derivative under the provisions of SFAS No. 133, noting that the terms of the contract require gross physical settlement for private company shares and do not meet the criteria in par. 6.c. of FAS 133. Therefore the put and call are not in the scope of FAS 133.

         With regards to the put option, the Company determined that since the put represents a written option, that the put should be initially recorded at fair value, with subsequent changes in fair value recorded in earnings. This conclusion was based on SEC's long standing view as described in EITF 00-6 that written options should be initially recorded at fair value and subsequently marked to fair value through earnings. The strike price of the written put option was designed to mimic the fair value of the independent distributor's stock at the date of potential exercise. As a result management has determined that the fair value of the written put option to date has been insignificant.

         With regards to the accounting for the purchased call option, since the stock underlying the purchased call option doesn't have a readily determinable fair value, in accordance with question 4 of the questions and answers in the FASB Staff Implementation Guide for SFAS No. 115, the call is accounted for under the cost method of APB 18. Management periodically reviews this purchased call for impairment.

         The Company previously paid $1 million for this arrangement which is recorded in the consolidated balance sheet in each of the periods presented, as a long term asset.

         In addition, the Company considered whether this arrangement is a variable interest under FIN 46R. See response to comment #13.




13. Please provide further information about how you concluded that the put/call agreement meets the scope exception requirements of FIN 46R.

         The Company has elected the scope exception provided for in FIN 46R for an entity that is deemed to be a business under the definition in Appendix C due to the following facts:

         1. The reported enterprise, its related parties or both have not participated significantly in the design or redesign of the entity. This is based upon the fact that there are no other relationships or capital structure between the independent distributor and Valley outside of the put/call arrangement. Valley does not participate in the independent distributor's management and is not represented on the board of directors. The purchase price methodology, based upon a three year trailing EBITDA, does not cap the return to the investors, thus the risk and rewards of ownership remains with the owners of the independent distributor during the course of the arrangement.

         2. The entity is not designed so that substantially all of its activities either involved or are conducted on behalf of the reporting enterprise and its related parties. This is based upon the fact that Valley has no decision making authority over the independent distributor, no capital arrangements, or other relationships outside of the put/call arrangement. In addition, the fundamental activities of the independent distributor after the put/call arrangement was signed in May of 1998 have continued as they were prior to the put/call arrangement.

         3. The reporting enterprise and its related parties do not provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of fair values of the interests in the entity. This is due to the fact that although the Company noted that the purchase price is based upon a three year trailing EBITDA, the pricing is estimated to be at fair market value throughout the term of the arrangement. The independent distributor's results of operations due not vary significantly from year to year. In addition, Valley does not absorb more than half of the fair value of the independent distributor through the calculated purchase price from 1998 to 2004.

         4. The activities of the entity are not related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. No arrangements exist between the independent distributor and Valley outside of the put/call arrangement.

         The Company believes that the arrangement will be exercisable in future years, the sales stream and margins appear to be stable, such that the fair value, therefore, does not represent a material variable interest. As a result, the deposit meets the scope exception in FIN 46R.



Note 14 - Variable Interest Entities, page F-23

14. Please disclose the carrying amount and classification of consolidated assets that are collateral for the variable interest entity's obligations in accordance with paragraph 23(b) of FIN 46(R).

         The assets that are collateral for the variable interest entity's obligations are classified as land and buildings and improvements upon adoption of FIN 46R beginning March 31, 2004. The carrying value of these assts totaled $6,690,000 as of June 30, 2004. Since the variable interest entity was not consolidated in the Company's financial statements prior to this date, no additional disclosures are needed for prior periods.

         The Company will include this disclosure in the Variable Interest Entity footnote in future filings.




                FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2004

General

15.      Please address the above comments in your interim filings as well.

         The company will include the above disclosures in interim filings as appropriate.

Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

16. Please help us to understand how you reached your decision related to the classification of the change in the bank overdraft. See TPA 1300.15.

         The bank overdraft was classified as financing activity in the three months ended September 30, 2004 Condensed Consolidated Statement of Cash Flows. It was included in the $14,944,107, described as principal payments on loans. In future filings, repayments of bank overdrafts will be presented as a separate line item in the financing section of the statement of cash flow.



17. Please present the change in the bank overdraft as a separate line item.

         Attached is a preliminary draft of the Condensed Consolidated Statements of Cash Flows for the six months ended December 31, 2004. It presents the change in the bank overdraft as a separate line item, which will be reflected in future filings.



The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the opportunity to respond to your comments and would be pleased to clarify any of our responses if needed.


Sincerely,


James P. Hart
President
Acting Chief Financial Officer

                       VALLEY NATIONAL GASES INCORPORATED

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE YEARS ENDED JUNE 30, 2002, 2003 AND 2004

                                                          2002                2003                2004
                                                          ----                ----                ----
NET SALES ......................................      $ 144,523,199      $ 151,231,830       $ 154,455,606
COSTS AND EXPENSES
   Cost of products sold, excluding
     depreciation ..............................         67,906,417         73,142,617          71,557,747
   Operating and administrative ................         56,187,508         62,368,366          57,231,034
   Depreciation ................................          5,077,027          5,699,115           5,811,143
   Amortization of intangibles .................          2,631,213          3,201,025           1,662,980
                                                      -------------      -------------       -------------
       Total costs and expenses ................        131,802,165        144,411,123         136,262,904
                                                      -------------      -------------       -------------
INCOME FROM OPERATIONS .........................         12,721,034          6,820,707          18,192,702
                                                      -------------      -------------       -------------
INTEREST EXPENSE ...............................          5,947,283          6,623,266           5,657,066
                                                      -------------      -------------       -------------
OTHER INCOME/(EXPENSE):
    Interest and dividend income ...............            220,829            199,419             225,716
    Gain (loss) on disposal of assets ..........              6,588            (28,171)            225,419
    Other income ...............................            213,933             18,802              93,250
                                                      -------------      -------------       -------------
       Total other income ......................            441,350            190,050             544,385
                                                      -------------      -------------       -------------
EARNINGS BEFORE MINORITY INTEREST ..............          7,215,101            387,491          13,080,021
MINORITY INTEREST ..............................                ___                ___             880,235
                                                      -------------      -------------       -------------
NET EARNINGS BEFORE TAXES ......................          7,215,101            387,491          12,199,786
PROVISION FOR INCOME TAXES .....................          2,994,267            151,121           4,519,927
                                                      -------------      -------------       -------------
NET EARNINGS ...................................      $   4,220,834      $     236,370       $   7,679,859
                                                      =============      =============       =============
BASIC EARNINGS PER SHARE .......................      $        0.45      $        0.03       $        0.82
                                                      =============      =============       =============
DILUTED EARNINGS PER SHARE .....................      $        0.45      $        0.03       $        0.81
                                                      =============      =============       =============
WEIGHTED AVERAGE SHARES:
    Basic ......................................          9,347,584          9,350,068           9,381,447
    Diluted ....................................          9,398,514          9,392,885           9,444,086




              The accompanying notes are an integral part of these
                       consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 2002, 2003 AND 2004


                                                                                         ACCUMULATED
                              COMMON STOCK           TREASURY STOCK                         OTHER                      TOTAL
                              ------------           --------------          PAID-IN-   COMPREHENSIVE    RETAINED   STOCKHOLDERS'
                          SHARES      AMOUNT      SHARES        AMOUNT       CAPITAL         LOSS        EARNINGS      EQUITY
                        ---------   ----------  ----------   -----------   -----------   -----------   -----------  -----------
BALANCE,
    June 30, 2001 ..... 9,620,084   $    9,620     272,500   $(2,263,428)  $19,269,338   $  (942,967)  $17,531,623  $33,604,186
    Net income ........      --           --          --            --            --            --       4,220,834    4,220,834

 Unrealized (losses)
    gains on
    derivatives
    designated  and
    qualified as cash
    flow hedges, net
    of tax benefit of
    $868,604                 --           --          --            --            --      (1,302,906)         --     (1,302,906)
 Reclassification
   of unrealized losses
   on derivatives,
   net of tax provision
   of $74,340 .........      --           --          --            --            --         111,511          --        111,511
                        ---------   ----------  ----------   -----------   -----------   -----------   -----------  -----------
BALANCE,
   June 30, 2002 ...... 9,620,084        9,620     272,500    (2,263,428)   19,269,338    (2,134,362)   21,752,457   36,633,625
    Net income ........      --           --          --            --            --            --         236,370      236,370
Exercise of stock
   options ............      --           --        (9,250)       76,867       (47,960)         --            --         28,907
Unrealized losses on
   derivatives
   designated and
   qualified as cash
   flow hedges, net
  of tax benefit of
  $578,139 ............      --           --          --            --            --        (867,208)         --       (867,208)
Reclassification
of unrealized losses
   on derivatives,
 net of tax provision
  of $74,340 ..........      --           --          --            --            --         111,511          --        111,511
                        ---------   ----------  ----------   -----------   -----------   -----------   -----------  -----------
BALANCE,
   June 30, 2003 ...... 9,620,084        9,620     263,250    (2,186,561)   19,221,378    (2,890,059)   21,988,827   36,143,205
    Net income ........                                                                                  7,679,859    7,679,859
Exercise of stock
   options ............                           (107,750)      894,928      (315,617)                                 579,311
Unrealized losses on
   derivatives
   designated and
   qualified as cash
   flow hedges, net
   of tax provision
   of $1,080,357......       --            --         --            --            --       1,620,535          --      1,620,535
Reclassification of
   unrealized losses
   on derivatives,
net of tax provision
    of $56,810 ........                                                                       85,215                     85,215
                        ---------   ----------  ----------   -----------   -----------   -----------   -----------  -----------
BALANCE,
   June 30, 2004 ...... 9,620,084   $    9,620     155,500   $(1,291,633)  $18,905,761   $(1,184,309)  $29,668,686  $46,108,125
                        =========   ==========  ==========   ===========   ===========   ===========   ===========  ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       VALLEY NATIONAL GASES INCORPORATED


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                             Six Months Ended
                                                                December 31,
                                                      ---------------------------------
                                                          2003                2004
                                                      ------------         ------------
Net cash provided by operating activities             $  5,788,990         $  6,272,777
                                                      ------------         ------------

Cash flows from investing activities:
    Proceeds from disposal of assets                        22,699               47,420
    Purchases of property and equipment                 (4,095,919)          (5,798,549)
                                                      ------------         ------------

     Net cash used in investing activities              (4,073,220)          (5,751,129)
                                                      ------------         ------------

Cash flows from financing activities:
    Proceeds from borrowings                            23,899,315           32,531,683
    Principal payments on loans                        (26,675,544)         (30,117,017)
    Repayment of bank overdraft                               --               (668,046)
    Dividend paid                                             --             (1,656,035)
    Redemption of stock options                               --                218,024
                                                      ------------         ------------

     Net cash used in financing activities              (2,776,229)             308,609
                                                      ------------         ------------

Net change in cash and cash equivalents                 (1,060,459)             830,257

Cash and cash equivalents, beginning of period           1,782,713              549,002
                                                      ------------         ------------

Cash and cash equivalents, end of period              $    722,254         $  1,379,259
                                                      ============         ============









    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.